N E W S R E L E A S E

July 9, 2013

Nevsun Announces Q2 2013 Bisha Operating Results

Q2 2013 OPERATING HIGHLIGHTS

  Safety milestone reached - 12 million man hours without a lost time injury
  Gold production of 34,900 ounces in line with guidance
  Copper expansion project completed on-time and under budget
  Copper plant commissioning with pyrite sand on schedule
  Milled 455,000 tonnes at 2.75 g/t gold and 80% recovery

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) is pleased to announce gold production results of 34,900 ounces for the quarter ending June 30, 2013, in line with 2013 production guidance of 110,000 ounces of gold in addition to 30,000 to 50,000 pounds of copper in concentrate.

A summary of the Company's second quarter operating results are as follows:

	Q2 2013 3 months ending June 30	Q1 2013 3 months ending March 31	Year-to-Date 2013 6 months ending June 30
Mining
Ore mined, tonnes[1]	425,000	475,000	900,000
Waste mined, tonnes	1,647,000	1,925,000	3,572,000
Strip ratio (calc in BCM’s)	4.5	5.1	4.8
Milling
Ore milled, tonnes	455,000	432,000	887,000
Feed grade, g/t	2.75	4.14	3.43
Processing
Recovery % of gold	80%	79%	79%
Gold in doré, ounces poured	34,900	42,300	77,200
Gold ounces in PM2 concentrate	2,700	-	2,700
Silver ounces in PM2 concentrate	277,000	-	277,000

[1]	Q2 2013 mining tonnage includes both oxide ore from Harena (249,000 tonnes) and from Bisha Main pit (176,000 tonnes) of which the latter is inclusive of the transitional pyrite sands ore (93,000 tonnes)

[2]	PM is the precious metals concentrate produced from flotation of 56,000 tonnes transitional pyrite sand materials with the tails from this flotation directed to the CIL for gold in doré ounces poured

Cliff Davis, President and CEO stated:  “We are particularly proud of the safety record at the Bisha Mine, with a milestone of 12 million man hours achieved without a lost time injury. The last LTI was in Q4 of 2011.”

Waste mined in the quarter was 1,675,000 tonnes for a strip ratio of 4.5 to 1 by volume.  Waste stripping remains behind plan however this is not expected to have an adverse impact on copper production through to the end of 2014. Actions are in place to rectify the underlying equipment delivery and maintenance issues. The northeast layback has been delayed such that the oxide ore below the northeast wall will likely be mined and stock piled for processing in future years. The Company’s 2013 guidance remains unchanged.

The 455,000 tonnes milled was inclusive of 56,000 tonnes of the transitional pyrite sand ore processed commencing June 15, 2013. Pyrite sand processing, which serves to partially commission the copper flotation plant, is progressing to plan with minor problems rectified.  To date, the pyrite sand is performing to expectations for metallurgical performance.

Gold dore poured was 34,900 ounces in the quarter.  Starting June 15 an additional 2,700 ounces gold and 277,000 ounces silver was produced in concentrate. The precious metals concentrate will either be direct sold or blended with copper concentrate.

Full financial results will be released in mid August.

Corporate Development

Nevsun continues to review acquisition opportunities in the gold and copper sectors however the Company has not yet identified an appropriate investment with an all-in economic return suitable for our shareholders. Management continues to apply strict protocol to this process.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future regarding the Company’s continuing operations in Eritrea including but not limited to future gold and copper production, copper phase expansion and the transition to copper production, all of which are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013; (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com